UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52247

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING JANUARY 1, 2022 (MM/DD/YY) AND ENDING DECEMBER 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LIATI CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14 WALL STREET, 20th FL.
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Geffrard	917-825-5647	mgeffrard@liaticapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JOEL E. SAMMET & CO., LLP
(Name – if individual, state last, first, and middle name)

15 MAIDEN LANE, SUITE 500	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

NOVEMBER 9, 2009	3983
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL GEFFRARD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LIATI CAPITAL, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: Chief Executive Officer

____
Notary Public

MARIA V MORENO AMADO
Notary Public, State of New York
Reg. No. 01MO6436445
Qualified in Ulster County
Commission Expires July 18, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LIATI CAPITAL, LLC

SEC. ID #. 8-52447

Financial Statements & Supplementary Information

For the Year Ended

December 31, 2022

With

Report of Independent Registered Public Accounting Firm

(Filed pursuant to Rule 17a-5(d)
under the Securities and Exchange Act
of 1934 as a Public Document)

LIATI Capital, LLC
Index to Financial Statements
As of December 31, 2022

SAMMET
Certified Public Accountants

Steven A. Sokol, CPA
Robert N. Kirschenblatt, CPA
Jennifer A. Terzian, CPA
Ghias Khan, CPA

Joel E. Sammet, CPA (1925-1968)
David R. Safer, CPA (1946-2007)
Bernard Turner, CPA (1958-2008)
Franklin M. Jacobson, CPA (1966-2011)
Jerome S. Grubin, CPA (1953-2018)

Report of Independent Registered Public Accounting Firm

To the managing member and the board of directors of
Liati Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liati Capital, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplemental Information

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission shown on Schedule I and the computation of basic net capital requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of aggregate indebtedness shown on Schedule II, and Note to the Required Supplemental Information (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Liati Capital, LLC's financial statements. The supplemental information is the responsibility of Liati Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Joel E. Sammet & Co., LLP

New York, NY
February 22, 2023

LIATI Capital, LLC
Statement of Financial Condition
As of December 31, 2022

ASSETS

Cash at bank	$ 1,014
Due from members	37,291
TOTAL ASSETS	$ 38,305

LIABILITIES & MEMBERS' EQUITY

LIABILITIES:	
Accrued expenses	$ 32,000
TOTAL LIABILITIES	32,000
MEMBERS' EQUITY:	
Members' Equity	6,305
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 38,305

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Operations
For the Year Ended December 31, 2022

Revenues:		
Revenues from contracts for advisory services		$ 15,000
Total Revenues		15,000
Expenses:		
Professional fees	74,789	
Consulting services	9,900	
Regulatory fees	3,186	
Travel and Entertainment	3,021	
Communications	2,026	
Miscellaneous operating expenses	10,994	
Total expenses		103,916
Net Income (loss)		$ (88,916)

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2022

	Managing Member	Members	Total
Members' Equity – January 1, 2022	$ -	$ 48,961	$ 48,961
Contributions during the year	-	46,260	46,260
Withdrawals during the year	-	-	-
Net Income	-	(88,916)	(88,916)
Members' Equity – December 31, 2022	$ -	$ 6,305	$ 6,305

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash Flows From (Used In) Operating Activities:	
Net income (loss)	$ (88,916)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Expenses charged by member contributed to equity	44,126
Change in operating assets and liabilities:	
Due from member	(10,610)
Accrued expenses	4,000
Net Cash (Used in) Operating Activities	(51,400)
Cash Flows From (Used in) Financing Activities:	
Contributions by member	2,134
Net Cash From Financing Activities	2,134
Net decrease in Cash	(49,266)
Cash - beginning of year	50,280
Cash - end of year	$ 1,014
Supplemental disclosures of cash flow information:	
Income taxes paid	$ 0
Interest	$ 0

The accompanying notes are an integral part of these financial statements.

LIATI Capital, LLC

Notes to the Financial Statements

December 31, 2022

1. THE COMPANY AND ITS OPERATIONS

LIATI Capital, LLC ("The Company") is a limited liability company formed in New York in February, 1998. The Company provides and derives its revenues from financial advisory and consulting services primarily related to the private placement of equity and debt for established companies and partnerships, real estate and energy projects, including renewable energy projects, and select startup companies. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a member of FINRA. The Company does not perform any clearing function for itself or others, and does not hold customer accounts, margin accounts, funds, or securities. The Company does not claim an exemption from the Securities and Exchange Rule 15c3-3 (the "Customer Protection Rule") under paragraph (k) of 17 C.F.R. § 240.15c3-3 and relies on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5. Additionally, the Company is not required to conduct quarterly security counts because it is exempt from the provisions of Regulation 17a-13(a).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," issued by the Financial Accounting Standards Board (FASB). Topic 606 creates a single framework for recognizing revenue from contracts with customers that fall within its scope. The Company's revenues currently consist of advisory services rendered to clients. The Company recognizes revenue on an accrual basis in conjunction with meeting its performance obligations, which is on a monthly basis or other time frame.

Trade Receivables and Allowance for Doubtful Accounts

Trade accounts receivable are stated net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based upon its analysis of each trade receivable

taking into consideration the age of any past due accounts and an assessment of the customer's ability to pay. On December 31, 2022, there were no trade accounts receivable.

Income Taxes

The Company is organized as an LLC under the Internal Revenue Code. Accordingly, other than certain minimum and miscellaneous taxes, no provision for federal and state taxes is included in the financial statements as the members are required to include their proportionate share of the Company's taxable income or loss in their individual tax returns. The Company, however, is liable for local income taxes.

Although the Company is not subject to federal or state income taxes, the effects of an uncertain tax position, if any, may have an impact on the tax returns of the members. Therefore, the effects of any such uncertainty must be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. As of December 31, 2022, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's income tax returns for the years 2019 through 2022 are subject to examination by federal, state and local income tax authorities.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and operates under an expense sharing agreement with LIATI Group, LLC, ("LG") a New York Limited Liability Company which is a member of the Company. The expense sharing agreement provides for LG to pay all the operating expenses of the Company, except for certain directly related expenses. As outlined in the expense sharing agreement, such payments are considered as capital contributions by LG and the Company. For the year ended December 31, 2022, expenses totaling $44,126 were allocated by LG to the Company through the expense sharing agreement. Additionally, on December 31, 2022, the Company was due $23,391 from its managing member for advances, and $13,900 from LG.

.

During 2022, the Company incurred $9,901 in consulting fees for registered representative services to Liati Group, Inc an entity wholly owned by Mr. Michael Geffrard, the managing member of the Company.

4. LIQUIDITY, CAPITAL RESOURCES & GOING CONCERN EVALUATION

In the year ended December 31, 2022, the Company had revenue of $15,000 and a net loss of $88,916. It has experienced losses for multiple years leading up to the fiscal year ending December 31, 2022 with the exception of 2019 which had a net income of $60,994. Although the Company is negotiating various contracts, future revenues are contingent upon prospective transactions closing. This raises substantial doubt that the Company would have enough capital to meet its financial obligations and regulatory requirements for more than one year from the issuance of these financial statements.

Management has performed an evaluation of the above going concern condition and concluded that substantial doubt would be alleviated because of the following:

a) The Company has obtained a commitment from a member of management of Liati Capital, LLC that he will invest or loan funds in the next year from the issuance of this financial statement, to enable the Company to meet all financial and regulatory obligations.

b) The Company has reduced its expense obligations to sustain operations until such time as sufficient revenues are generated.

5. COVID- 19 PANDEMIC IMPACT

The COVID-19 pandemic developed rapidly in 2020, with a significant number of cases continuing through the current date. Measures taken by various governments to contain the virus have affected economic activity. The company has taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for its people (such as social distancing and working from home). At this stage, the impact on the business and results has not been quantified. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 1500 percent. At December 31, 2022, the Company had a net capital deficiency of ($30,986) which was ($35,986) short of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was -103.27 percent. Accordingly, the Company was not in compliance with the net capital rule at December 31, 2022. The Company returned to compliance on January 12, 2023 with an additional contribution of $70,000 by a member.

7. CONTRACTS WITH CUSTOMERS

No contract assets or liabilities existed at December 31, 2022 and 2021.

8. CONCENTRATIONS AND DISAGGREGATION OF REVENUES

Advisory services earned at a point in time

All revenues during 2022 were earned from one client in connection with one private placement advisory services contract in the financial technology industry.

9. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through February 22, 2023, the date of the issuance of this report. There have been no material subsequent events occurring during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2022.

SAMMET
Certified Public Accountants

Steven A. Sokol, CPA
Robert N. Kirschenblatt, CPA
Jennifer A. Terzian, CPA
Ghias Khan, CPA

Joel E. Sammet, CPA (1925-1968)
David R. Safer, CPA (1946-2007)
Bernard Turner, CPA (1958-2008)
Franklin M. Jacobson, CPA (1966-2011)
Jerome S. Grubin, CPA (1953-2018)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and Board of Directors
of LIATI Capital , LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) LIATI Capital, LLC (the" Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities including private equity placements (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and private equity consulting. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LIATI Capital 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LIATI Capital, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Joel E. Sammet & Co., LLP

New York, NY
February 22, 2023

LIATI

February 11, 2023

Mr. Steven A. Sokol
Mr. Ghias Khan
Joel E. Sammett and Co.
15 Maiden Lane, Suite 500
New York, New York 10038

Exemption Letter

To the best of our knowledge and belief, we state the following:

LIATI Capital LLC (the "Company") is exempt by relying on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to participating in distributions of securities including private equity placements (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and private equity consulting, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

We met the exemption under Footnote 74 of the SEC Release No. 34-70073 for the fiscal year ending December 31, 2022 without exception.

Sincerely yours,

Michael W. Geffrard

Michael W Geffrard

SUPPLEMENTARY INFORMATION

LIATI Capital, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2022

Schedule I:
Computation of Net Capital Under Rule 15c3-1

Total ownership equity from statement of financial condition	$ 6,305
Less: Ownership equity not allowable for net capital	0
Add: Subordinated Liabilities	0
Less: Deductions for non-allowable assets and other charges	37,291
Less: Haircuts on securities positions	0
NET CAPITAL (DEFICIENCY)	$(30,986)

Schedule II:
Computation of Basic Net Capital Requirement

6-2/3% of aggregate indebtedness	$ 2,133
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of the above two lines)	$ 5,000
Excess net capital (net capital deficiency less net capital requirement)	$ (35,986)

Reconciliation With Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2022)
There exists no differences between the preceding computation and the computation shown on the Company's unaudited Form X-17A-5 report, as of December 31, 2022.

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from statement of financial condition	$ 32,000
Percentage of aggregate indebtedness to net capital	-103.27

LIATI Capital, LLC
Note to the Required Supplemental Schedules Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2022

The financial statements do not include the schedules of "Computation for Determination of Reserve Requirements under Securities and Exchange Commission Rule 15c-3-3" and "Information Relating to Possession or Control Requirements under SEC Rule 15c-3-3". The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.